SUN LIFE FINANCIAL ANNOUNCES
OFFERING OF SENIOR UNSECURED DEBENTURES
Toronto, ON (November 16, 2005) — Sun Life Financial Inc. announced today the filing of a prospectus supplement for an offering in Canada of up to $600 million principal amount of Series A Senior Unsecured Debentures. The offering is expected to close on November 23, 2005.
The debentures will bear interest at a fixed annual rate of 4.8% per annum payable semi-annually until November 23, 2015; and at a variable rate payable quarterly equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on November 23, 2035. Sun Life Financial Inc. may redeem the debentures after 10 years at 100% of the principal amount. The debentures will be a direct senior unsecured obligation of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.
This is the first offering of debentures by Sun Life Financial Inc. under a short form base shelf prospectus dated November 4, 2005, which provides for the issue of up to $3 billion of debt securities, Class A shares, Class B shares and common shares. The debentures are being sold on a best efforts agency basis by a syndicate co-led by Merrill Lynch Canada Inc. and RBC Capital Markets.
Complete details of the offering are set out in the prospectus, which is available on the SEDAR Web site for Sun Life Financial Inc. at www.sedar.com.
The debentures have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly; in the United States of America or for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of CDN $374 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol “SLF”.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.Jantzi@sunlife.com	investor.relations@sunlife.com